May 9, 2005

Mail Stop:  4-6

Mr. John C. Paulsen
Chairman, CEO and Principle Financial Officer
eNucleus, Inc.
2950 West Golf Rd.
Rolling Meadows, IL  60008

Re:	Item 4 Form 8-K filed March 28, 2005

Dear Mr. Paulsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have reviewed the changes to your amended 8-K and we reissue part of our previous comment to revise the Form to state whether the board of directors recommended or approved the decision to change accountants as required by Item 304(a)(1)(iii) of Regulation S-B.
2. To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountants with the current date stating whether the accountant agrees with the statements made in your revised Form 8-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3406, or in my absence, to Robert Benton at (202) 551-3140.

Sincerely,


Patrick Gilmore, CPA
Staff Accountant
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John C. Paulsen
eNucleus, Inc.
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